Exhibit (h)(44)

May 1, 2022

Mr. Bruce S. Rosenberg

Treasurer

State Street Variable Insurance Series Funds, Inc.

c/o SSGA Funds Management, Inc.

1 Iron Street

Boston, Massachusetts 02210

RE:	State Street Income V.I.S. Fund Acquired Fund Fee Waiver Arrangement

Dear Mr. Rosenberg:

SSGA Funds Management, Inc. (“SSGA FM”), as adviser to the State Street Income V.I.S. Fund (the “Fund”), a series of the State Street Variable Insurance Series Funds, Inc. (the “Company”), agrees until May 1, 2023 (the “Expiration Date”), to waive its management fee and/or reimburse certain expenses for the Fund, in an amount equal to any acquired fund fees and expenses (“AFFEs”), excluding AFFEs derived from the Fund’s holdings in acquired funds for cash management purpose, if any.

The above stated fee waiver and/or expense reimbursement arrangement may only be terminated prior to the Expiration Date with the approval of the Board of Trustees of the Company. SSGA FM and the Company’s Officers are authorized to take such actions as they deem necessary and appropriate to continue the above stated waiver and/or expense reimbursement arrangement for additional periods, including of one or more years, after the Expiration Date.

If the fee waiver and/or expense reimbursement arrangement stated above in this memorandum is acceptable to you, please sign below to indicate your acceptance and agreement and return a copy of this letter to me.

Sincerely,

SSGA FUNDS MANAGEMENT, INC.

By:
Ellen M. Needham
Director and President

Accepted and Agreed:

STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC>,

ON BEHALF OF THE

STATE STREET INCOME V.I.S. FUND

By:
Bruce S. Rosenberg Treasure

Information Classification: Limited Access